VINFAST AUTO PTE. LTD.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

July 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Donahue

Erin Purnell

Jay Ingram

Re:	VinFast Auto Pte. Ltd. (the “Company”)

Registration Statement on Form F-4

Originally Filed June 15, 2023

File No. 333-272663

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-272663) be accelerated by the Securities and Exchange Commission to 10:00 a.m. Washington D.C. time on July 28, 2023 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Sharon Lau at +65 6437 5464 or Stacey Wong at +65 6437 5450 of Latham & Watkins LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

VinFast Auto Pte. Ltd.

By:	/s/ Le Thi Thu Thuy
	Name:	Le Thi Thu Thuy
	Title:	Managing Director and Global CEO, VinFast Auto Ltd.

cc:	(via email)

David Mansfield, Chief Financial Officer, VinFast Auto Ltd.

Dennis Tam, Chairman and Co-Chief Executive Officer, Black Spade Acquisition Co

Sharon Lau, Partner, Latham & Watkins LLP

Stacey Wong, Esq., Partner, Latham & Watkins LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP